

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2020

GR Arun Kumar
Director and Chief Financial Officer
Vedanta Ltd
1st Floor, C Wing, Unit 103
Corporate Avenue, Atul Projects
Chakala, Andheri (East)
Mumbai - 400 093, Maharashtra, India

> **Re: Vedanta Ltd**
> **Form 20-F for the Fiscal Year Ended March 31, 2019**
> **Filed July 15, 2019**
> **File No. 001-33175**

Dear Mr. Kumar:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing